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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
814-00188				December 3, 2010
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
Medallion Financial Corp.

4. Address of principal executive office (number, street, city, state, zip code):
437 Madison Avenue, 38th Floor, New York, New York 10022

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Management Statement Regarding Compliance

with

Certain Provisions of the Investment Company Act of 1940

We, as members of management of Medallion Financial Corp. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 3, 2010 and from November 15, 2010 through December 3, 2010.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 3, 2010 and from November 15, 2010 through December 3, 2010 with respect to securities reflected in the investment account of the Company, with the following exception:

Two stock certificates bearing restrictive legends for shares of common stock of a portfolio company included in the Company’s schedule of investments were not located in the vault at December 3, 2010. The stock certificates were delivered to the Company from the then custodian and were to be delivered to the vault. Prior to the date of this assertion, the stock certificates of the portfolio company were delivered to the vault pursuant to the requirements of subsections (b) and (c) of rule 17f-2.

MEDALLION FINANCIAL CORP.

By:	/s/ Larry D. Hall
Name:	Larry D. Hall
Title:	Senior Vice President and Chief Financial Officer

February 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Medallion Financial Corp.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Medallion Financial Corp. and subsidiaries (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of December 3, 2010. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 3, 2010, and with respect to agreement of security purchases and sales, for the period from November 15, 2010 (the date of our last examination), through December 3, 2010:

•	Count and inspection of all securities located in the vault of Wells Fargo Bank, N.A. (the “Custodian”) in Burnsville, Minnesota, with prior notice to management

•	Count and inspection of the two stock certificates in transit to the vault

•	Reconciliation of all such securities to the books and records of the Company and the Custodian

•	Agreement of the four security purchases and the zero security sales, maturities or settlements since our last report from the books and records of the Company to the related agreements

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Medallion Financial Corp. and subsidiaries were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 3, 2010, with respect to securities reflected in the investment account of the Company, except as noted therein, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Medallion Financial Corp. and subsidiaries and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/WeiserMazars LLP

WeiserMazars LLP

New York, New York

February 24, 2011